Contact Information Todd S. Hyatt Chief Financial and IT Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

April 1, 2013
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2012
Filed January 18, 2013
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated March 21, 2013, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA (non-GAAP measure), page 31

1. We note from the disclosures on page 23 that you exclude pension settlement and mark-to-mark adjustments from Adjusted EBITDA and that this adjustment is described as "non-cash" on page 32. As this adjustment appears to include items that were settled in cash, we do not believe it is appropriate to characterize it as "non-cash." Please revise your future filings accordingly.

We will revise our disclosures in future filings to remove references to the pension settlement and mark-to-market adjustments as non-cash items.

Securities and Exchange Commission
April 1, 2013

2. We note that the mark-to-market adjustments excluded from Adjusted EBITDA appear to relate to the accelerated recognition of actuarial gains and losses in the fourth quarter pursuant to the change in your pension and postretirement benefits accounting policy made during fiscal 2011. In future filings, please consider revising your disclosures in the section where the non-GAAP measure is presented to (1) more clearly state qualitatively what this adjustment represents in the context of your pension and postretirement benefits accounting policy and (2) provide quantitative context for the actual and expected asset returns. With regard to the latter, please quantify the actual return amount and related percentage that has been removed from the GAAP measure in deriving the non-GAAP measure and the expected return amount and related percentage that is reflected in the non-GAAP measure, but not the GAAP measure. We believe this additional information will add greater transparency and clarity to your disclosures.

We will revise our disclosures in future filings to more clearly state qualitatively what the adjustments represent in the context of our pension and postretirement benefits accounting policy. We will also expand the disclosure in our quarterly filings to indicate that our GAAP operating expenses include pension and benefit-related charges based on assumptions that include an estimated long-term rate of return on plan assets; and that these estimates will be updated through the remeasurement process in the fourth quarter, or sooner if earlier remeasurements are required, to reflect the actual return on plan assets for the year. We will also provide quantitative context around the actual and expected return on plan assets, including how such amounts are reflected in our GAAP and non-GAAP measures.

Please note that we believe that future mark-to-market adjustments will be minimal due to the completion of the following actions during 2011 and 2012:

•	implementation of U.S. pension plan design changes to minimize volatility in the plan,

•	settlements of liabilities for those colleagues that are no longer employed by IHS,

•	changes in the U.S. RIP asset allocation to align assets with remaining liabilities, which resulted in an alignment of our discount rate with our expected return on assets, and

•	funding of our U.S. RIP pension deficit in fiscal 2012.

Also, as noted in our filing, we do not expect to incur any settlement expense in 2013.

3. Please clarify the components included in the "non-cash net periodic pension and postretirement expense" adjustment for fiscal 2011 and 2010. In this regard, we are unable to reconcile these amounts and it appears they may reflect additional items other than settlements and mark-to-mark adjustments thereby affecting comparability among the three fiscal years presented. Please also explain whether these amounts include net service cost and, if so, why you believe this is appropriate.

The components included in the non-cash net periodic pension and postretirement expense adjustments for fiscal 2011 and 2010 are the U.S. RIP net periodic pension expense and net periodic postretirement expense (income) as outlined in Footnote 13 on pages 61 and 65, respectively. The U.K. RIP and SIP have always required annual cash funding and thus are not included in our adjustments to Adjusted EBITDA.

Please note that since the time we went public, our U.S. RIP was significantly overfunded and actually generated net income through 2007, and that our postretirement medical plan had income from 2007 through 2010. Also, because of the overfunded status of the U.S. RIP, we historically used funds from that plan to pay benefits owed under the postretirement medical plan for the applicable year through an Internal Revenue Code Section 420 transfer. Accordingly, we consistently excluded the income or expense associated with those plans, including net service cost, from our Adjusted

Securities and Exchange Commission
April 1, 2013

EBITDA calculation and believe this was appropriate treatment, as they were either non-cash expenses or resulted in an increase to our operating income, and management did not consider these items to be useful in assessing our operating performance.

With the significant market losses incurred during the 2008 and 2009 market downturns, we lost our overfunded status and had to start funding the U.S. RIP during our fiscal year 2012. As a result of this change in funding requirement, we began including the service costs, interest costs, expected return on assets, and amortization of prior service benefit for these plans within Adjusted EBITDA. We also highlighted information about this change and the impact on comparability for fiscal 2012 against prior years in our communications with investors, analysts, and via our external website. We expect to fund service costs annually for these plans on a go-forward basis.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Chief Financial and IT Officer